Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 29 DATED MARCH 17, 2014
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 21 dated January 10, 2014, supplement no. 22 dated January 10, 2014, supplement no. 23 dated February 4, 2014, supplement no. 24 dated February 19, 2014, supplement no. 25 dated February 20, 2014, supplement no. 26 dated March 3, 2014, supplement no. 27 dated March 6, 2014 and supplement no. 28 dated March 11, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a modification to the Portfolio Loan.
Portfolio Loan Modification
On April 30, 2012, we, through indirect wholly owned subsidiaries, entered into a two-year portfolio loan secured by Domain Gateway, Las Cimas IV and the McEwen Building with U.S. Bank, N.A., for an amount up to $100.0 million (the “Portfolio Loan”). Subsequently, we added Gateway Tech Center, the Tower on Lake Carolyn and 201 Spear Street as additional collateral for the Portfolio Loan.  Additionally, we entered into a loan modification agreement to increase the face amount of the loan to $200.0 million, of which $80.0 million was non-revolving debt and $120.0 million was revolving debt, and to extend the initial maturity date to February 1, 2016, with two one-year extension options, subject to certain conditions contained in the loan agreement. On February 19, 2014, in connection with its disposition, Las Cimas IV was released as collateral to the Portfolio Loan.
On March 13, 2014, we entered into an amended and restated loan agreement to extend the initial maturity date of the Portfolio Loan to April 1, 2018, with a one-year extension option, subject to certain conditions contained in the loan agreement, and to modify the interest rate under the loan. The Portfolio Loan, as amended, bears interest at a floating rate of 175 basis points over one-month LIBOR and monthly payments are interest only with the entire balance due at maturity, assuming no prior prepayment. We have the right to prepay all or a portion of the Portfolio Loan, subject to certain fees and conditions contained in the loan agreement. The $200.0 million Portfolio Loan is composed of $130.0 million of non-revolving debt and $70.0 million of revolving debt. The availability of the revolving debt is subject to certain conditions contained in the loan documents. As of March 13, 2014, the outstanding balance under the loan was $140.0 million, composed of $130.0 million of non-revolving debt and $10.0 million of revolving debt. During the term of the Portfolio Loan, we have an option, which may be exercised up to three times, to increase the loan amount to a maximum of $350.0 million, of which 65% would be non-revolving debt and 35% would be revolving debt, with the addition of one or more properties to secure the Portfolio Loan, subject to certain conditions contained in the loan document.
The Portfolio Loan is secured by Domain Gateway, the McEwen Building, Gateway Tech Center, the Tower on Lake Carolyn and 201 Spear Street. KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a guaranty of up to 25% of the committed amount under the Portfolio Loan, as such amount may be adjusted from time to time pursuant to the terms of the loan documents. Additionally, REIT Properties III is providing a guaranty of any deficiency, loss or damage suffered by the lender that may result from certain intentional acts committed by the borrowers under the loan, or that may result from certain bankruptcy or insolvency proceedings involving the borrowers, pursuant to the terms of the repayment guaranty.

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